SCHEDULE 13G

Amendment No. 0
SunPower Corporation
Class A Common Stock
Cusip #867652109


Cusip #867652109
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	251,476
Item 6:	0
Item 7:	6,705,684
Item 8:	0
Item 9:	6,705,684
Item 11:	12.141%
Item 12:	    HC


Cusip #867652109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	6,705,684
Item 8:	0
Item 9:	6,705,684
Item 11:	12.141%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		SunPower Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		3939 North First Street
		San Jose, CA  95134


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		867652109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	6,705,684

	(b)	Percent of Class:	12.141%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	251,476

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	6,705,684

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of SunPower Corporation.
The interest of one person, Magellan Fund, an investment company registered under the Investment Company Act of 1940, in the Class A Common Stock of SunPower
Corporation, amounted to 3,174,871 shares or 5.748% of the total outstanding Class A Common Stock at April 30, 2009.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 08, 2009
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 6,450,093 shares or 11.678% of the Class A Common Stock outstanding of
SunPower Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Class A Common Stock of
SunPower Corporation owned by the investment companies at April 30, 2009 included 263,877 shares of Class A Common
Stock resulting from the assumed conversion of $14,975,000 principal amount of SUNPOWER C0RP CV 1.25% 2/15/27
(17.6211 shares of Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class
A Common Stock of SunPower Corporation owned by the investment companies at April 30, 2009 included 71,135 shares of Class A Common Stock resulting from the assumed conversion of $5,850,000 principal amount of SUNPOWER
CORP CV 0.75% 8/01/27 (12.1599 shares of Class A
Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of SunPower Corporation owned by the investment companies at April 30, 2009 included 1,818,181 shares of Class A
Common Stock resulting from the assumed conversion of $48,000,000 principal amount of SUNPOWER CORP CV
4.75% 4/15/14 (37.8788 shares of Class A Common Stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Magellan
Fund, amounted to 3,174,871 shares or 5.748% of the Class A
Common Stock outstanding. Magellan Fund has its principal business office at 82 Devonshire Street, Boston,
Massachusetts 02109.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 6,450,093 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 242,103 shares or 0.438% of the outstanding Class A Common Stock of SunPower Corporation as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.
The number of shares of Class A Common Stock of SunPower Corporation owned by the institutional account(s) at April 30, 2009 included 4,829 shares of Class A Common Stock resulting from the assumed conversion of $274,000 principal amount of SUNPOWER C0RP CV 1.25% 2/15/27 (17.6211 shares of Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A
Common Stock of SunPower Corporation owned by the institutional account(s) at April 30, 2009 included 19,893 shares of Class A Common Stock resulting from the assumed conversion of $1,636,000 principal amount of SUNPOWER
CORP CV 0.75% 8/01/27 (12.1599 shares of Class A
Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of SunPower Corporation owned by the institutional account(s) at April 30, 2009 included 68,561 shares of Class A Common Stock resulting from the assumed conversion of $1,810,000 principal amount of SUNPOWER CORP CV
4.75% 4/15/14 (37.8788 shares of Class A Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 242,103 shares and sole power to vote or to direct the voting of 242,103 shares of Class A Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 13,488 shares or 0.024% of the outstanding Class A Common Stock of the SunPower
Corporation as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Class A Common Stock of SunPower Corporation owned by the institutional account(s) at April 30, 2009 included 2,643 shares of Class A Common Stock resulting from the assumed conversion of $150,000 principal amount of SUNPOWER C0RP CV 1.25% 2/15/27 (17.6211 shares of
Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of SunPower Corporation owned by the institutional account(s) at April 30, 2009 included 3,648 shares of Class A Common Stock resulting from the assumed conversion of $300,000 principal amount of SUNPOWER CORP CV 0.75%
8/01/27 (12.1599 shares of Class A Common Stock for each
$1,000 principal amount of debenture). The number of shares of Class A Common Stock of SunPower Corporation owned by the institutional account(s) at April 30, 2009 included 7,197 shares of Class A Common Stock resulting from the assumed conversion of $190,000 principal amount of SUNPOWER
CORP CV 4.75% 4/15/14 (37.8788 shares of Class A
Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 13,488 shares and sole power to vote or to direct the voting of 9,373 shares of Class A
Common Stock owned by the institutional accounts managed by PGATC as reported above.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on May 08, 2009, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A
Common Stock of SunPower Corporation at April 30, 2009.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel

	Magellan Fund

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Secretary